EXHIBIT 4.3
APPLIED DIGITAL SOLUTIONS, INC.

RESTRICTED STOCK AWARD AGREEMENT
     This RESTRICTED STOCK AWARD AGREEMENT (the “Agreement”) is made as of January 25, 2008 (the “Grant Date”) between Applied Digital Solutions, Inc., a Delaware corporation (the “Company”) and Michael Zarriello (the “Grantee”).
Background Information
A. The Compensation Committee has granted to the Grantee an award of 50,000 restricted shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company (the “Award”). Although the Award is not granted pursuant to the Company’s 1999 Flexible Stock Plan as amended (the “Plan”), the rules and terms of the Plan shall be incorporated herein and apply to the award as if it were being granted under the Plan (except to the extent the Plan conflicts with this Agreement, in which case, this Agreement shall govern).
     B. The Company and the Grantee are entering into this Agreement in order to evidence the Award, which shall be governed in all respects by the terms and provisions hereof.
     C. The Grantee desires to accept the Award grant and agrees to be bound by the terms and conditions of this Agreement.
Agreement
     1. Restricted Stock Subject to the terms and conditions provided in this Agreement, the Company hereby grants to the Grantee 50,000 shares of Common Stock (the “Restricted Stock”) as of the Grant Date. The extent to which the Grantee’s rights and interest in the Restricted Stock becomes vested and non-forfeitable shall be determined in accordance with the provisions of Sections 2 and 3 of this Agreement.
     2. Vesting Except as may be otherwise provided in Section 3 of this Agreement, the vesting of the Grantee’s rights and interest in the Restricted Stock shall be determined in accordance with this Section 2.
     The Grantee’s rights and interest in 10,000 shares of the Restricted Stock shall become fully vested and non-forfeitable and shall cease being restricted on January 25, 2009 (the “First Vesting Date”) provided that (1) the Grantee does not resign prior to the First Vesting Date and (2) the Company does not terminate the engagement of the Grantee for cause prior to First Vesting Date.
     The Grantee’s rights and interest in 10,000 shares of the Restricted Stock shall become fully vested and non-forfeitable and shall cease being restricted on January 25, 2010 (the “Second Vesting Date”) provided that (1) the Grantee does not resign prior to the Second Vesting Date and (2) the Company does not terminate the engagement of the Grantee for cause prior to Second Vesting.
     The Grantee’s rights and interest in 10,000 shares of the Restricted Stock shall become fully vested and non-forfeitable and shall cease being restricted on January 25, 2011 (the “Third Vesting Date”) provided that (1) the Grantee does not resign prior to the Third Vesting Date and (2) the Company does not terminate the engagement of the Grantee for cause prior to Third Vesting.
     The Grantee’s rights and interest in 10,000 shares of the Restricted Stock shall become fully vested and non-forfeitable and shall cease being restricted on January 25, 2012 (the “Fourth Vesting Date”) provided that (1) the Grantee does not resign prior to the Fourth Vesting Date and (2) the Company does not terminate the engagement of the Grantee for cause prior to Fourth Vesting Date.
     The Grantee’s rights and interest in 10,000 shares of the Restricted Stock shall become fully vested and non-forfeitable and shall cease being restricted on January 25, 2013 (the “Fifth Vesting Date”) provided that (1) the Grantee does not resign prior to the Fourth Vesting Date and (2) the Company does not terminate the engagement of the Grantee for cause prior to Fourth Vesting Date.

     If Grantee terminates the engagement at any time for any reason other than a for cause termination, then such vesting restrictions would immediately lapse.
     Cause as used in Section 2 herein is defined as failure to perform duties reasonably required by the position, actions or omissions that would reasonably be expected to hurt the Company, conviction of a felony or Grantee’s being prevented from providing employee services as a result of Grantee’s violation of any law, regulation and/or rule.
     3. Change of Control . In the event of a Change of Control (as defined in the Plan), Restricted Stock that is not yet vested on the date such Change of Control is determined to have occurred shall become fully vested on the date such Change of Control is determined to have occurred.
     4. Restrictions on Transfer; Legending of Shares . Until such time as any share of Restricted Stock becomes vested pursuant to Section 2 or Section 3 of this Agreement, the Grantee shall not have the right to make or permit to occur any transfer, pledge or hypothecation of all or any portion of the Restricted Stock, whether outright or as security, with or without consideration, voluntary or involuntary. Any transfer, pledge or hypothecation not made in accordance with this Agreement shall be deemed null and void. The certificate evidencing the Restricted Stock shall contain a legend in substantially the following form:
“The shares evidenced by this certificate are subject to restrictions on transfer set forth in the Restricted Stock Award Agreement, dated January 25, 2008, between Applied Digital Solutions, Inc. (the “Company”) and Michael Zarriello, a copy of which may be obtained from the Company at its principal executive offices.”
“The shares of common stock of the Company represented hereby have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be transferred, pledged, hypothecated or otherwise disposed of in the absence of an effective registration statement covering such shares under that Act and any applicable state securities laws, unless, in the opinion of counsel satisfactory to the Company, an exemption from registration thereunder is available.”
     5. Forfeiture . The Grantee shall forfeit all of his rights and interest in the Restricted Stock if the Company terminates the engagement of the Grantee for cause (as defined in Section 2 above) before the Restricted Stock becomes fully vested in accordance with Section 2 or Section 3 of this Agreement.
     6. Shares Held by Custodian; Rights to Dividends and Voting Rights . The Grantee hereby authorizes and directs the Company to deliver any share certificate issued by the Company to evidence the award of Restricted Stock to the Secretary of the Company or such other officer of the Company (other than the Grantee) as may be designated by the Company’s Board of Directors or the Compensation Committee of such Board (the “Share Custodian”) to be held by the Share Custodian until the Restricted Stock becomes fully vested in accordance with Section 2 or Section 3 of this Agreement. When the Restricted Stock becomes vested, the Share Custodian shall deliver to the Grantee (or his beneficiary in the event of death) a certificate representing the vested Restricted Stock (which then will be unrestricted) and may delete the first paragraph of the legend set forth in Section 4 above. The Grantee hereby irrevocably appoints the Share Custodian, and any successor thereto, as the true and lawful attorney-in-fact of the Grantee with full power and authority to execute any stock transfer power or other instrument necessary to transfer the Restricted Stock to the Company, or to transfer the Restricted Stock to the Grantee on an unrestricted basis upon vesting, pursuant to this Agreement, in the name, place, and stead of the Grantee. The term of such appointment shall commence on the Grant Date and shall continue until the Restricted Stock becomes vested or is forfeited. During the period that the Share Custodian holds the shares of Restricted Stock subject to this Section 6, the Grantee shall be entitled to all rights applicable to shares of Common Stock of the Company not so held, including the right to vote and receive dividends, but provided, however, in the event of (i) any change in the Common Stock of the Company by reason of any stock dividend, spin-off, split-up, spin-out, recapitalization, merger, consolidation, reorganization, combination or exchange of shares or (ii) any distribution of Common Stock or other securities of the Company in respect of such shares of Common Stock, the Grantee agrees that any certificate representing shares of such additional Common Stock or other securities of the Company issued as a result of any of the foregoing shall be delivered to the Share Custodian and shall be subject to all of the provisions of this Agreement as if initially received hereunder.
     7. Tax Consequences. The Grantee is responsible to pay any and all federal, state or local taxes which are due or will become due by reason of the vesting of the Stock Award or by reason of ownership or disposition of the Stock Award. The Grantee understands and acknowledges that no federal, state or local taxes shall be incurred, withheld or paid by the Company in regard to the Stock Award.
     8. No Effect on Engagement . Nothing in this Agreement shall confer upon the Grantee the right to continue in the engagement of the Company or affect any right which the Company may have to terminate the engagement of the Grantee regardless of the effect of such termination of engagement on the rights of the Grantee or this Agreement.
     9. Governing Laws . This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law. By accepting this Award, the Grantee irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Florida or of the United States of America, in each case located in Palm Beach County, Florida, for any litigation arising out of or relating to this Agreement (and agrees not to commence any litigation relating thereto except in such courts). The Grantee also irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of or related to this Award in the courts of the State of Florida or of the United States of America, in each case located in Palm Beach County, Florida, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum.
     10. Successors . This Agreement shall inure to the benefit of, and be binding upon, the Company and the Grantee and their heirs, legal representatives, successors and permitted assigns.
     11. Severability . In the event that any one or more of the provisions or portion thereof contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, the same shall not invalidate or otherwise affect any other provisions of this Agreement, and this Agreement shall be construed as if the invalid, illegal or unenforceable provision or portion thereof had never been contained herein.
     12. Notices . All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (c) three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent as follows:

If to the Company:

Applied Digital Solutions, Inc.

1690 South Congress Avenue, Suite 200

Delray Beach, FL 33445

If to Grantee:

     13. Entire Agreement . Subject to paragraph D in the section of this Agreement under the heading “Background Information,” this Agreement expresses the entire understanding and agreement of the parties hereto with respect to the terms and conditions of this Award.
     14. Headings . Section headings used herein are for convenience of reference only and shall not be considered in construing this Agreement.
     15. Additional Acknowledgements . By their signatures below (including electronic signatures), the Grantee and the Company agree that the Restricted Stock is granted under and governed by the terms and conditions of this

Agreement. Grantee has reviewed the terms of this Agreement, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Compensation Committee of the Company’s Board of Directors upon any questions relating to this Agreement.
     IN WITNESS WHEREOF, the Company and the Grantee have executed this Agreement as of the Grant Date set forth above.

APPLIED DIGITAL SOLUTIONS, INC.
By:	/s/ Kay E. Langsford
Kay E. Langsford, Secretary

GRANTEE:
/s/ Michael Zarriello
Michael Zarriello

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